Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172
(305) 559-4000
September 29, 2016
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attention: Terence O'Brien

Re:	Lennar Corporation
Form 10-K for Fiscal Year Ended November 30, 2015
Filed January 22, 2016
File No. 1-11749

Ladies and Gentlemen:
The following is the response of Lennar Corporation (“Lennar”) to the comment contained in the letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated September 20, 2016, regarding the above referenced Form 10-K. For your convenience, the Staff’s comment precedes the response in this letter.
Form 10-K for the fiscal year ended November 30, 2015
Rialto-Investments in Unconsolidated Entities, page 58
We note the response in your letter dated April 13, 2016, that you intend on expanding disclosures in your critical accounting estimates section if the Carried Interest Plan becomes material. Please confirm that you will expand your disclosures if award issuances or modifications represent a known trend that is reasonably likely to occur and that a material effect on your financial statements is reasonably likely. We note the level of complexity and subjectivity involved in the accounting and classification of these units. Specifically, we note there are various factors that may indicate that the awards have characteristics of a bonus or profit sharing arrangement, including: a lack of voting rights, a lack of any initial investment and transfer restrictions related to the awards. However, you attributed significant weight to the units being subject to vesting, and once vested the employee retains the residual interest in the units which is tied to the underlying net assets of the respective Carried Interest Entity. Please note that we may have further comment about your accounting should these awards become material in the future.
Response
Lennar confirms that in future filings it will expand its disclosure related to the Carried Interest Plan in its critical accounting estimates section if award issuances or modifications represent a known trend that is reasonably likely to occur and that a material effect on the Company's financial statements is reasonably likely.

If you have any questions regarding the above, please contact the undersigned at (305) 229-6584 or David Collins at (305) 485-2062.

Sincerely,

/s/ Mark Sustana

Mark Sustana

General Counsel and Secretary

cc:	Ameen Hamady

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